Exhibit 99.1

NEWS RELEASE
Calgary, Alberta, Canada – July 31, 2017
(Canadian dollars except as indicated)

PRECISION DRILLING CORPORATION
ANNOUNCES 2017 SECOND QUARTER FINANCIAL RESULTS
This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to Adjusted EBITDA, Operating Loss and Funds Provided By (Used in) Operations.  These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this news release.

Precision Drilling announces 2017 second quarter financial results:
•	Second quarter revenue was $276 million, an increase of 68% over the second quarter of 2016.
•
Second quarter earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, and depreciation and amortization (adjusted EBITDA see “Non- GAAP Measures”) of $57 million was 152% higher than the second quarter of 2016.

•	Second quarter net loss was $36 million ($0.12 per share) compared with a net loss of $58 million ($0.20 per share) in the second quarter of 2016.
•	Second quarter capital expenditures were $28 million, with full year capital spending expected to be $138 million.

Kevin Neveu, Precision’s President and Chief Executive Officer, stated: “I am very pleased with the substantial improvement in our business and particularly the improved financial results we generated during the second quarter compared to the dismal environment of 2016. I commend the Precision organization for strong operational execution and fixed cost leverage as we managed rig activations in the U.S., seasonal slowdowns in Canada and continued to hone our performance in our international operations. We remain focused on our three strategic objectives for 2017, centered on free cash flow generation and debt reduction, fixed cost leverage and the commercialization of rig automation and efficiency driven technologies. I believe we made solid progress in each initiative during the quarter.”

“Precision continued to experience strengthening customer demand during the second quarter despite the increased uncertainty and volatility in commodity prices. Demand for our Pad Walking Super Triple rigs remains strong in all of our North American markets.”

 “In the U.S. we signed nine term contracts in the second quarter, and are currently operating 63 rigs. The industry has witnessed a tempering of rig additions from earlier this year, but I believe that even in a flat demand environment in the Lower 48, our customers will continue to gravitate towards high spec rigs in the drive to improve efficiency and reduce cost.”

“Our rig count in Canada troughed at 19 rigs and experienced a slower than expected ramp up as the quarter progressed. While partially a result of weather delays, customer uncertainty emerged as a drag on demand. That being said, activity levels still showed a 120% year-over-year improvement, driving meaningful fixed cost absorption in the quarter and establishing a stronger start to the second half of the year.”

“Our international operations continue to perform well, with eight active rigs in the Middle East and no contract rollovers in 2017. We expect to see consistent financial results out of the division throughout the year and continue to actively bid our four idle rigs in the region for opportunities in our two core markets of Kuwait and Saudi Arabia, as well as select new operating areas.”

“Our 2017 capital program has increased by approximately $19 million as we elected to upgrade our existing ERP system. The upgrade is aimed at driving increased operating efficiencies, improving our fixed cost leverage and positioning the organization to better handle the increased data flows associated with our business.  Additionally, I believe the timing of the upgrade is appropriate at this point in the cycle.”

“As demonstrated during our Analyst and Investor Day in May, Precision holds a key competitive advantage in our ability to deploy efficiency-generating technologies and we continue to progress in the commercialization of these initiatives. I am pleased to announce that we have now installed 20 Process Automation Control systems on our rigs and beta-style field trials are progressing as planned. Year-to-date we have completed 30 jobs utilizing a Directional Guidance System and continue to prove out the synergies and efficiencies to be gained by using the software and reducing crew count. We remain on track to commercialize these technologies in 2017 as stated in our strategic priorities for the year” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Adjusted EBITDA and funds provided by operations are Non-GAAP measures.  See “NON-GAAP MEASURES.”

Financial Highlights
Three months ended June 30,	Six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2017	2016	% Change	2017	2016	% Change
Revenue	275,524	163,979	68.0	621,324	465,706	33.4
Adjusted EBITDA(1)	56,520	22,400	152.3	140,828	121,644	15.8
Adjusted EBITDA % of revenue	20.5%	13.7%	22.7%	26.1%
Net loss	(36,130)	(57,677)	(37.4)	(58,744)	(77,560)	(24.3)
Cash provided by operations	2,739	20,665	(86.7)	36,509	132,839	(72.5)
Funds provided by (used in) operations(1)	(15,187)	(31,372)	(51.6)	70,472	62,221	13.3
Capital spending:
Expansion	4,852	46,732	(89.6)	8,644	65,933	(86.9)
Upgrade	13,287	-	n/	m	26,934	1,433	1,779.6
Maintenance and infrastructure	10,298	6,692	53.9	14,951	13,219	13.1
Proceeds on sale	(3,563)	(1,548)	130.2	(5,781)	(3,705)	56.0
Net capital spending	24,874	51,876	(52.1)	44,748	76,880	(41.8)

Net loss per share:
Basic and diluted	(0.12)	(0.20)	(40.0)	(0.20)	(0.26)	(23.1)
(1)	See “NON-GAAP MEASURES.”
n/m - calculation not meaningful.

Operating Highlights
	Three months ended June 30,			Six months ended June 30,
	2017	2016	% Change	2017	2016	% Change
Contract drilling rig fleet	256	252	1.6	256	252	1.6
Drilling rig utilization days: Canada	2,639	1,202	119.6	9,458	5,197	82.0
U.S.	5,331	2,198	142.5	9,521	5,084	87.3
International	728	637	14.3	1,448	1,400	3.4
Revenue per utilization day:
Canada (1)(3) (Cdn$)	18,245	24,980	(27.0)	18,446	24,134	(23.6)
U.S.(2)(3) (US$)	19,134	27,519	(30.5)	19,503	29,966	(34.9)
International (US$)	49,679	44,391	11.9	50,054	42,874	16.7
Operating cost per utilization day:
Canada (Cdn$)	12,436	14,954	(16.8)	10,641	11,836	(10.1)
U.S. (US$)	13,556	14,899	(9.0)	14,052	15,896	(11.6)
Service rig fleet	210	163	28.8	210	163	28.8
Service rig operating hours	33,813	14,862	127.5	85,870	39,693	116.3
Revenue per operating hour (Cdn$)	629	602	4.5	633	691	(8.4)
(1) Includes lump sum revenue from contract shortfall.
(2) Includes revenue from idle but contracted rig days.
(3) Six months ended June 30, 2016 comparative includes revenue from contract cancellation payments.

Financial Position
(Stated in thousands of Canadian dollars, except ratios)	June 30, 2017	December 31, 2016
Working capital	243,903	230,874
Cash	95,064	115,705
Long-term debt(1)	1,844,773	1,906,934
Total long-term financial liabilities	1,868,073	1,946,742
Total assets	4,078,083	4,324,214
Long-term debt to long-term debt plus equity ratio(1)	0.49	0.49
(1)	Net of unamortized debt issue costs.

Summary for the three months ended June 30, 2017
• Revenue this quarter was $276 million representing a 68% increase over the second quarter of 2016.  The increase in revenue was primarily the result of greater activity in all of our North American based businesses and higher average day rates from our international contract drilling business partially offset by fewer idle but contracted rigs, a decrease in average day rates in all of our North American businesses and no activity in our Mexico based contract drilling business.  Compared with the second quarter of 2016 our activity for the quarter, as measured by drilling rig utilization days, increased 120% in Canada, 143% in the U.S. and 14% internationally.  Revenue from our Contract Drilling Services and Completion and Production Services segments both increased over the comparative prior year period by 67% and 76%, respectively.

• Adjusted EBITDA this quarter of $57 million was an increase of $34 million from the second quarter of 2016. Our adjusted EBITDA as a percentage of revenue was 21% this quarter, compared with 14% in the second quarter of 2016. The increase in adjusted EBITDA as a percent of revenue was mainly due to fixed costs spread over higher activity in the quarter partially offset by lower average day rates in North America.

• Operating loss (see “Non-GAAP Measures”) this quarter was $39 million compared with an operating loss of $74 million in the second quarter of 2016.  Operating results this quarter were positively impacted by increased activity in our North American businesses partially offset by lower average pricing.

• General and administrative expenses this quarter were $20 million, $8 million lower than the second quarter of 2016.  The decrease was due to cost saving initiatives undertaken in 2016 and a decrease in our share based incentive compensation that is tied to the price of our common shares partially offset by a weaker Canadian dollar on our U.S. dollar denominated costs.  As at June 30, 2017 we have a total share based incentive compensation liability of $23 million compared with $28 million at March 31, 2017 after having paid $0.4 million in the quarter.

• Net finance charges were $35 million, an increase of $1 million compared with the second quarter of 2016 primarily due to higher interest income in 2016 and a weaker Canadian dollar on our U.S. dollar denominated interest expense, partially offset by a reduction in interest expense related to debt retired in 2016.

• In Canada, average revenue per utilization day for contract drilling rigs decreased in the second quarter of 2017 to $18,245 from $24,980 in the prior year and decreased in the U.S. to US$19,134 from US$27,519 over the same period.  The decrease in Canada was the result of fewer rigs working under legacy contracts, lower contract shortfall payments and a higher proportion of revenue from shallower drilling activity relative to the 2016 comparative period.  During the quarter, we recognized $4 million in revenue associated with contract shortfall payments in Canada which was a decrease of $2 million from the prior year period.  The decrease in the U.S. revenue rate was the result of fewer rigs working under long-term contracts with legacy pricing and a lower daily revenue impact from idle but contracted rigs.  We recognized US$5 million in turnkey revenue in the second quarter compared with US$6 million in the 2016 comparative period and US$2 million in idle but contracted revenue in the current quarter versus US$7 million in the comparative period.

• Average operating costs per utilization day for drilling rigs in Canada decreased to $12,436 compared with the prior year second quarter of $14,954.  The decrease in average costs was due to improved absorption of fixed costs with higher utilization. In the U.S., operating costs for the quarter on a per day basis decreased to US$13,556 in 2017 compared with US$14,899 in 2016 due to fixed costs spread over higher utilization partially offset by favourable sales tax adjustments in the prior year comparative period.

• We realized revenue from international contract drilling of US$36 million in the second quarter of 2017, a US$8 million increase over the prior year period.  The increase was due to the startup of two new rigs in Kuwait in the fourth quarter of 2016 partially offset by no activity in our Mexico operations. Average revenue per utilization day in our international contract drilling business was US$49,679 an increase of 12% over the comparable prior year quarter primarily due to rig mix as we had fewer rigs working in the lower day rate jurisdictions.

• During the quarter we added nine term contracts for drilling rigs, adding seven rig years to our contract book.

• Directional drilling services realized revenue of $12 million in the second quarter of 2017 compared with $3 million in the prior year period.  The increase was the result of higher activity levels and day rates in both Canada and the U.S.

• Funds used in operations (see “Non- GAAP Measures”) the second quarter of 2017 were $15 million, a decrease of $16 million from the prior year comparative quarter of $31 million.  The improvement was primarily the result of stronger operating results in the current quarter compared with the prior year comparative quarter.

• Capital expenditures for the purchase of property, plant and equipment were $28 million in the second quarter, a decrease of $25 million over the same period in 2016.  Capital spending for the quarter included $5 million for expansion capital, $13 million for upgrade capital and $10 million for the maintenance of existing assets and infrastructure spending.

Summary for the six months ended June 30, 2017:
• Revenue for the first half of 2017 was $621 million, an increase of 33% from the 2016 period.

• Operating loss was $52 million, a decrease of $18 million over the same period in 2016.  Operating loss was 8% of revenue in 2017 compared to 15% of revenue in 2016.  Operating results this year were positively impacted by increased activity in our North American businesses partially offset by lower average pricing.

• General and administrative costs were $45 million, a decrease of $10 million over the first half of 2016.  The decrease was primarily due to fixed cost reductions implemented in 2016 and lower share based incentive compensation that is tied to the price of our common shares.

• Net finance charges were $68 million, a decrease of $2 million from the first half of 2016 primarily due to a reduction in interest expense related to debt retired in 2016 partially offset by higher interest income earned in the comparative period.

• Funds provided by operations (see “Non- GAAP Measures”) in the first half of 2017 were $70 million, an increase of $8 million from the prior year comparative period of $62 million.

• Capital expenditures for the purchase of property, plant and equipment were $51 million in the first half of 2017, a decrease of $30 million over the same period in 2016.  Capital spending for 2017 to date included $9 million for expansion capital, $27 million for upgrade capital and $15 million for the maintenance of existing assets and infrastructure.

STRATEGY

Precision’s strategic priorities for 2017 are as follows:

1.
Deliver High Performance, High Value service offering in an improving demand environment while demonstrating fixed cost leverage – In the U.S., we grew our active rig count by 56% throughout the first half of 2017. In Canada, we began the year with 50 active rigs and reached a seasonal peak of 91 rigs. Year-over-year in the first half 2017 our utilization days were up 134% across our North American drilling operations and was achieved without any material increase in fixed costs. In addition, we are upgrading our existing ERP system to increase operating efficiencies, improve our fixed cost leverage and position the organization to better handle the increased data flows associated with our business.

2.
Commercialize rig automation and efficiency-driven technologies across our Super Series fleet – We have now installed 20 Process Automation Control systems on our rigs and beta-style field trials are progressing as planned. Year-to-date we have completed 30 jobs utilizing a Directional Guidance system and continue to prove out the synergies and efficiencies gained in using the software and reducing crew count. We expect to commercialize these automation features during 2017.

3.
Maintain strict financial discipline in pursuing growth opportunities with a focus on free cash flow and debt reduction – Effectively all upgrade capital spending is supported by take-or-pay term contracts priced at a level that allows for attractive rates of return. In the first half of 2017 we generated funds from operations of $70 million (see “Non-GAAP measures”).

OUTLOOK

For the second quarter of 2017, the average West Texas Intermediate price of oil was 6% higher than the prior year comparative period while average Henry Hub natural gas price was 39% higher.

	Three months ended June 30,		Year ended December 31,
	2017	2016	2016
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	48.33	45.45	43.30
Natural gas
Canada
AECO (per MMBtu) (CDN$)	2.69	1.41	2.14
United States
Henry Hub (per MMBtu) (US$)	2.94	2.11	2.48

Contracts
The following chart outlines the average number of drilling rigs that we have under contract as of July 28, 2017 for the remaining quarters of 2017 and the full years 2017 and 2018.

		Average for the quarter ended 2017			Average for the year ended
	March 31	June 30	September 30	December 31	2017	2018
Average rigs under term contract as at July 28, 2017:
Canada	27	22	21	17	22	8
U.S.	26	30	29	21	27	7
International	8	8	8	8	8	7
Total	61	60	58	46	57	22

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access.  In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.  Year to date as of July 28, 2017 we have added 16 term contracts with durations of six months or longer.

Drilling Activity
The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

Average for the quarter ended	2016			2017
	June 30	September 30	December 31	March 31	June 30
Average Precision active rig count:
Canada	13	31	51	76	29
U.S.	24	29	39	47	59
International	7	7	8	8	8
Total	44	67	98	131	96

In general, lower oil prices caused producers to significantly reduce their drilling budgets in 2015 and 2016, decreasing demand for drilling rigs, resulting in pricing pressure on spot market day rates and significantly depressed industry activity levels. Following OPEC’s actions to limit production to stabilize oil prices, we have experienced increased demand for our rigs and if current commodity prices continue to improve we expect our customers to enhance their drilling programs, further strengthening rig demand.

On the back of improved commodity prices and industry activity levels, we were able to increase pricing across the majority of our fleet in the first half of 2017. Further pricing increases will be dependent on capital spending plans by our customers and resulting demand for our rigs, both of which are directly tied to commodity prices. The most competitive market in which we operate remains the shallower parts of the Western Canadian Sedimentary Basin, where pricing remains constrained due to excess rig availability.

Industry Conditions
In 2017, drilling activity has increased relative to this time last year for both Canada and the U.S.  According to industry sources, as of July 28, 2017, the U.S. active land drilling rig count was up approximately 85% from the same point last year and the Canadian active land drilling rig count was up approximately 110%.

In Canada there has been a strengthening in natural gas and gas liquids drilling activity related to Deep Basin drilling in northwestern Alberta and northeastern British Columbia while the trend towards oil-directed drilling in the U.S. continues. To date in 2017, approximately 53% of the Canadian industry’s active rigs and 80% of the U.S. industry’s active rigs were drilling for oil targets, compared with 45% for Canada and 80% for the U.S. at the same time last year.

We expect Tier 1 rigs to remain the preferred rigs of customers globally.  The economic value created by the significant drilling and mobility efficiencies delivered by the most advanced XY pad walking rigs have been highlighted and widely accepted by our customers.  The trend to longer-reach horizontal completions and the importance of the rig delivering these complex wells consistently and efficiently has been well established by the industry.  We expect that demand for leading edge high efficiency Tier 1 rigs will continue to strengthen, as the drilling rig capability has been a key economic facilitator of horizontal/unconventional resource exploitation.  Development and field application of drilling equipment process automation coupled with closed loop drilling controls and de-manning of the rigs will continue this technical evolution while creating further cost efficiencies and performance value for customers and further differentiating the specific capabilities of the leading edge Tier 1 rigs and those rig contractors capable of widely deploying those technologies.

Capital Spending
Capital spending in 2017 is expected to be $138 million, split $132 million in the Contract Drilling Services segment and $6 million in the Completion and Production Services segment:

•
The 2017 capital expenditure plan includes $13 million for expansion capital, $71 million for sustaining and infrastructure expenditures, and $54 million to upgrade existing rigs. The increase in sustaining and infrastructure capital spending is primarily related to a substantial upgrade to our existing enterprise resource planning system (ERP).  We are upgrading our existing ERP system to increase operating efficiencies, improve our fixed cost leverage and position the organization to better handle the increased data flows associated with our business.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: the Contract Drilling Services segment, which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment, which includes the service rig, snubbing, rental, camp and catering and wastewater treatment divisions.

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars)	2017	2016	% Change	2017	2016	% Change
Revenue:
Contract Drilling Services	247,122	147,780	67.2	548,179	422,617	29.7
Completion and Production Services	29,381	16,731	75.6	75,730	45,185	67.6
Inter-segment eliminations	(979)	(532)	84.0	(2,585)	(2,096)	23.3
	275,524	163,979	68.0	621,324	465,706	33.4
Adjusted EBITDA:(1)
Contract Drilling Services	67,031	42,503	57.7	160,696	158,120	1.6
Completion and Production Services	336	(2,568)	(113.1)	4,923	(4,775)	(203.1)
Corporate and other	(10,847)	(17,535)	(38.1)	(24,791)	(31,681)	(21.7)
	56,520	22,400	152.3	140,828	121,664	15.8
(1) See “NON-GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)
	2017	2016	% Change	2017	2016	% Change
Revenue	247,122	147,780	67.2	548,179	422,617	29.7
Expenses:
Operating(1)	172,744	96,137	79.7	370,688	243,316	52.3
General and administrative(1)	7,347	8,679	(15.3)	16,795	18,764	(10.5)
Restructuring	-	461	(100.0)	-	2,417	(100.0)
Adjusted EBITDA(2)	67,031	42,503	57.7	160,696	158,120	1.6
Depreciation	85,065	86,412	(1.6)	171,254	170,691	0.3
Operating loss(2)	(18,034)	(43,909)	(58.9)	(10,558)	(12,571)	(16.0)
Operating loss as a percentage of revenue	(7.3%)	(29.7%)		(1.9)	(3.0%)
(1) Certain expenses in the prior year comparative have been reclassified to conform to current year presentation.
(2) See “NON-GAAP MEASURES”.

	Three months ended June 30,
Canadian onshore drilling statistics:(1)	2017		2016
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	136	634	135	672
Drilling rig operating days (spud to release)	2,358	9,252	1,073	4,011
Drilling rig operating day utilization	19%	16%	9%	7%
Number of wells drilled	267	1,024	89	313
Average days per well	8.8	9.0	12.1	12.8
Number of metres drilled (000s)	758	2,928	301	931
Average metres per well	2,839	2,859	3,384	2,974
Average metres per day	321	316	281	232

	Six months ended June 30,
Canadian onshore drilling statistics:(1)	2017		2016
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	136	634	135	672
Drilling rig operating days (spud to release)	8,400	32,756	4,644	17,177
Drilling rig operating day utilization	34%	28%	19%	14%
Number of wells drilled	831	3,308	338	1,375
Average days per well	10.1	9.9	13.7	12.5
Number of metres drilled (000s)	2,229	9,088	990	3,760
Average metres per well	2,682	2,747	2,928	2,735
Average metres per day	265	277	213	219
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”), and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2017		2016
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	47	722	32	516
June 30	59	874	24	397
Year to date average	53	798	28	457
(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Revenue from Contract Drilling Services was $247 million this quarter, or 67% higher than the second quarter of 2016, while adjusted EBITDA increased by 58% to $67 million.  The increase in revenue was due to higher utilization days in Canada and the U.S. and higher average day rates for international contract drilling.  During the quarter we recognized $4 million in shortfall payments in our Canadian contract drilling business, which was $2 million lower than in the prior year comparative quarter.  During the quarter in the U.S. we recognized US$2 million of idle but contracted revenue compared with US$7 million in the comparative quarter of 2016.

Drilling rig utilization days in Canada (drilling days plus move days) were 2,639 during the second quarter of 2017, an increase of 120% compared to 2016 primarily due to the increase in industry activity resulting from higher oil and natural gas prices.  Drilling rig utilization days in the U.S. were 5,331, or 143% higher than the same quarter of 2016 as U.S. activity was up with higher industry activity.  Drilling rig utilization days in our international business were 728 or 14% higher than the same quarter of 2016 due to the addition of two rigs in Kuwait during the fourth quarter of 2016 partially offset by no activity in Mexico.

Compared with the same quarter in 2016, drilling rig revenue per utilization day was down 27% in Canada due to fewer rigs working on legacy contracts, lower shortfall revenue and a higher proportion of revenue from shallower drilling activity relative to the 2016 comparative period.  Drilling rig revenue per utilization day for the quarter in the U.S. was down 30% from the prior comparative period, while international revenue per utilization day was up 12%.  The decrease in the U.S. average rate was a result of fewer rigs working under long-term contracts with legacy pricing and a lower daily revenue impact from idle but contracted rigs.    International revenue per utilization day was up due to rig mix with a higher proportion of days from Kuwait during the quarter and no activity in Mexico.

In Canada, 31% of our utilization days in the quarter were generated from rigs under term contract, compared with 55% in the second quarter of 2016.  In the U.S., 57% of utilization days were generated from rigs under term contract as compared with 70% in the second quarter of 2016.

Operating costs were 70% of revenue for the quarter, which was 5 percentage points higher than the prior year period.  On a per utilization day basis, operating costs for the drilling rig division in Canada were lower than the prior year period primarily because of improved absorption of fixed costs with higher utilization and the timing of certifications. In the U.S., operating costs for the quarter on a per day basis were lower than the prior year period due to fixed costs spread over higher utilization partially offset by favourable sales tax adjustments in the prior year comparative period.  Both Canada and U.S. operating costs benefited from cost saving initiatives taken in 2015 and 2016.

Depreciation expense in the quarter was 2% lower than in the second quarter of 2016.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)
	2017	2016	% Change	2017	2016	% Change
Revenue	29,381	16,731	75.6	75,730	45,185	67.6
Expenses:
Operating(1)	27,231	16,107	69.1	67,099	42,329	58.5
General and administrative(1)	1,814	2,644	(31.4)	3,708	5,664	(34.5)
Restructuring	-	548	(100.0)	-	1,967	(100.0)
Adjusted EBITDA(2)	336	(2,568)	(113.1)	4,923	(4,775)	(203.1)
Depreciation	7,094	6,568	8.0	14,497	13,778	5.2
Operating loss(2)	(6,758)	(9,136)	(26.0)	(9,574)	(18,553)	(48.4)
Operating loss as a percentage of revenue	(23.0%)	(54.6%)		(12.6%)	(41.1%)
Well servicing statistics:
Number of service rigs (end of period)	210	163	28.8	210	163	28.8
Service rig operating hours	33,813	14,862	127.5	85,870	39,693	116.3
Service rig operating hour utilization	18%	10%		23%	13%
Service rig revenue per operating hour	629	602	4.5	633	691	(8.4)
(1)	Certain expenses in the prior year comparative have been reclassified to conform to current year presentation.
(2)	See “NON-GAAP MEASURES”.

Revenue from Completion and Production Services was up $13 million or 76% compared with the second quarter of 2016 due to higher activity levels in all service lines partially offset by lower average rates.  As oil and natural gas prices have recovered somewhat, customers have increased spending and activity in well completion and production programs.  Our well servicing activity in the quarter was up 128% from the second quarter of 2016 as a result of improved industry activity levels and a larger fleet following the acquisition of service rigs late in the fourth quarter of 2016.  Approximately 86% of our second quarter Canadian service rig activity was oil related.

During the quarter, Completion and Production Services generated 87% of its revenue from Canadian and 13% from U.S. operations in line with the second quarter of 2016.

Average service rig revenue per operating hour in the quarter was $629 or $27 higher than the second quarter of 2016.  The increase was primarily the result of increased labour costs passed through to the customer.

Adjusted EBITDA was $3 million higher than the second quarter of 2016 as increased activity combined with cost cutting initiatives more than offset lower rates.

Operating costs as a percentage of revenue decreased to 93% in the second quarter of 2017, from 96% in the second quarter of 2016.  The decrease was the result of the impact of fixed costs spread across greater activity combined with our reduced cost structure.

Depreciation in the quarter was 8% higher than the second quarter of 2016 due to the addition of well servicing units at the end of the fourth quarter of 2016 offset by assets becoming fully depreciated.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had an adjusted EBITDA loss of $11 million a decrease of $7 million compared with the second quarter of 2016 primarily due to lower share based incentive compensation and cost saving initiatives.

OTHER ITEMS

Net financial charges for the quarter were $35 million, an increase of $2 million compared with the second quarter of 2016 primarily due to higher interest income in 2016 and a weaker Canadian dollar on our U.S. dollar denominated interest expense partially offset by a reduction in interest expense related to debt retired in 2016.  For the current quarter we incurred a $1 million foreign exchange gain compared with a loss of $1 million during the second quarter of 2016.

Income tax expense for the quarter was a recovery of $37 million compared with a recovery of $50 million in the same quarter in 2016. The recoveries are due to negative pretax earnings.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, regardless of where we are in the business cycle.

We apply a disciplined approach to managing and tracking results of our operations to keep costs down. We maintain a variable cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity

In January, 2017 we agreed with our lending group to the following amendments to our senior credit facility:
•
Reduce the Adjusted EBITDA (as defined in the debt agreement) to interest expense coverage ratio to greater than 1.25:1 for the periods ending March 31, June 30 and September 30, 2017.  For the periods ending December 31, 2017 and March 31, 2018 the ratio is 1.5:1 reverting to 2.5:1 thereafter.

•	Reduce the size of the facility to US$525 million and suspended the increase in the accordion feature to US$275 million until the end of the covenant relief period.

As at June 30, 2017 we had $1,870 million outstanding under our senior unsecured notes. The current blended cash interest cost of our debt is approximately 6.5%.

Amount	Availability	Used for	Maturity
Senior facility (secured)
US$525 million (extendible, revolving term credit facility with US$250 million(1) accordion feature)	Drawn US$25 million in outstanding letters of credit	General corporate purposes	June 3, 2019
Operating facilities (secured)
$40 million	Undrawn, except $21 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$4 million in outstanding letters of credit	Letters of credit
Senior notes (unsecured)
US$372 million – 6.625%	Fully drawn	Debt repayment and general corporate purposes	November 15, 2020
US$319 million – 6.5%	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021
US$350 million – 7.75%	Fully drawn	Debt redemption and repurchases	December 15, 2023
US$400 million – 5.25%	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024

(1)	Increases to US$275 million at the end of the covenant relief period of March 31, 2018.

Covenants

Senior Facility
The senior credit facility requires that we comply with certain covenants including a leverage ratio of consolidated senior debt to earnings before interest, taxes, depreciation and amortization as defined in the agreement (Adjusted EBITDA) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness. Adjusted EBITDA, as defined in our revolving term facility agreement differs from Adjusted EBITDA as defined under Non-GAAP Measures by the exclusion of bad debt expense, restructuring costs and certain foreign exchange amounts. As at June 30, 2017 our consolidated senior debt to Adjusted EBITDA ratio was negative 0.2:1.

Effective January 20, 2017, under the senior credit facility, we are required to maintain a ratio of Adjusted EBITDA to interest expense for the most recent four consecutive quarters, of greater than 1.25:1 for the periods ending March 31, June 30 and September 30, 2017.  For the periods ending December 31, 2017 and March 31, 2018 the ratio is 1.5:1 reverting to 2.5:1 thereafter. As at June 30, 2017 our senior credit facility Adjusted EBITDA to interest expense ratio was 1.71:1.

The senior credit facility also prevents us from making distributions prior to April 1, 2018 and restricts our ability to repurchase our unsecured senior notes subject to a pro forma liquidity test of US$500 million.

In addition, the senior credit facility contains certain covenants that place restrictions on our ability to incur or assume additional indebtedness; dispose of assets; pay dividends, undertake share redemptions or other distributions; change our primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements.

At June 30, 2017, we were in compliance with the covenants of the senior credit facility.

Senior Notes
The senior notes require that we comply with financial covenants including an incurrence based consolidated interest coverage ratio test, as defined in the senior note agreements, to interest coverage ratio of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event that our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters the senior notes restrict our ability to incur additional indebtedness. As at June 30, 2017, our senior notes consolidated interest coverage ratio was 1.58:1, which limits our ability to incur additional indebtedness, except as permitted under the agreements, until such time as we are in compliance with the ratio test, but would not restrict our access to available funds under the senior credit facility or to refinance our existing debt. Furthermore, it does not give rise to any cross-covenant violations, give the lenders the right to demand repayment of any outstanding portion of the senior notes prior to the stated maturity dates, or provide any other forms of recourse to the lenders.

The senior notes contain a restricted payments covenant that limits our ability to make payments in the nature of dividends, distributions and repurchases from shareholders. This restricted payment basket grows from a starting point of October 1, 2010 for the 2020, 2021 and 2024 Senior Notes and from October 1, 2016 for the 2023 Senior Notes by, among other things, 50% of cumulative net earnings and decreases by 100% of cumulative net losses as defined in the note agreements, and payments made to shareholders. Beginning with the December 31, 2015 calculation the governing net restricted payments basket was negative and as of that date we were no longer able to declare and make dividend payments until such time as the restricted payments baskets once again become positive. For further information, please see the senior note indentures which are available on SEDAR and EDGAR.

In addition, the senior notes contain certain covenants that limit our ability, and the ability of certain subsidiaries, to incur additional indebtedness and issue preferred shares; create liens; create or permit to exist restrictions on our ability or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and engage in transactions with affiliates.

Hedge of investments in foreign operations
We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying values of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings (loss).

Average shares outstanding
The following table reconciles the weighted average shares outstanding used in computing basic and diluted net loss per share:

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands)	2017	2016	2017	2016
Weighted average shares outstanding – basic	293,239	293,134	293,239	293,027
Effect of stock options and other equity compensation plans	-	-	-	-
Weighted average shares outstanding – diluted	293,239	293,134	293,239	293,027

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per share amounts)
	2016		2017
Quarters ended	September 30	December 31	March 31	June 30
Revenue	201,802	283,903	345,800	275,524
Adjusted EBITDA(1)	41,411	65,000	84,308	56,520
Net loss:	(47,377)	(30,618)	(22,614)	(36,130)
Per basic and diluted share	(0.16)	(0.10)	(0.08)	(0.12)
Funds provided by (used in) operations(1)	31,688	11,466	85,659	(15,187)
Cash provided by (used in) operations	17,515	(27,846)	33,770	2,739

(Stated in thousands of Canadian dollars, except per share amounts)
	2015		2016
Quarters ended	September 30	December 31	March 31	June 30
Revenue	364,089	344,953	301,727	163,979
Adjusted EBITDA(1)	111,031	111,095	99,264	22,400
Net loss:	(86,700)	(270,952)	(19,883)	(57,677)
Per basic and diluted share	(0.30)	(0.93)	(0.07)	(0.20)
Funds provided by (used in) operations(1)	99,228	49,503	93,593	(31,372)
Cash provided by operations	61,049	70,952	112,174	20,665
Dividends paid per share	0.07	0.07	-	-
(1) See “NON-GAAP MEASURES”.

NON-GAAP MEASURES
In this press release we reference non-GAAP (Generally Accepted Accounting Principles) measures.  Adjusted EBITDA, Operating Loss and Funds Provided by Operations are terms used by us to assess performance as we believe they provide useful supplemental information to investors.  These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA
We believe that adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes, financing charges, foreign exchange and depreciation and amortization), as reported in the Interim Consolidated Statement of Loss, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and non-cash impairment, decommissioning, depreciation and amortization charges.

Operating Loss
We believe that operating loss, as reported in the Interim Consolidated Statements of Loss, is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation.

Funds Provided By (Used In) Operations
We believe that funds provided by (used in) operations, as reported in the Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:
•	our strategic priorities for 2017;
•	our capital expenditure plans for 2017 and our scheduled ERP upgrade;
•	anticipated activity levels in 2017;
•	anticipated demand for Tier 1 rigs; and
•	the average number of term contracts in place for 2017 and 2018.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:
•	the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:
•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	the effects of seasonal and weather conditions on operations and facilities;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•
changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;

•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive.  Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2015, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov.  The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a results of new information, future events or otherwise, except as required by law.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2017	December 31, 2016
ASSETS
Current assets:
Cash	$95,064	$115,705
Accounts receivable	284,302	293,682
Income tax recoverable	41,085	38,087
Inventory	25,737	24,136
Total current assets	446,188	471,610
Non-current assets:
Property, plant and equipment	3,422,824	3,641,889
Intangibles	2,834	3,316
Goodwill	206,237	207,399
Total non-current assets	3,631,895	3,852,604
Total assets	$4,078,083	$4,324,214

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$202,285	$240,736
Total current liabilities	202,285	240,736
Non-current liabilities:
Share based compensation	11,631	27,387
Provisions and other	11,669	12,421
Long-term debt	1,844,773	1,906,934
Deferred tax liabilities	113,747	174,618
Total non-current liabilities	1,981,820	2,121,360
Shareholders’ equity:
Shareholders’ capital	2,319,293	2,319,293
Contributed surplus	41,478	38,937
Deficit	(611,312)	(552,568)
Accumulated other comprehensive income	144,519	156,456
Total shareholders’ equity	1,893,978	1,962,118
Total liabilities and shareholders’ equity	$4,078,083	$4,324,214

INTERIM CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2017	2016	2017	2016
Revenue	$275,524	$163,979	$621,324	$465,706
Expenses:
Operating	198,996	111,712	435,202	283,549
General and administrative	20,008	28,260	45,294	55,447
Restructuring	–	1,607	–	5,046
Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange and depreciation and amortization	56,520	22,400	140,828	121,664
Depreciation and amortization	95,799	96,611	192,962	191,860
Operating loss	(39,279)	(74,211)	(52,134)	(70,196)
Foreign exchange	(798)	754	(751)	8,335
Finance charges	34,532	33,161	67,514	69,398
Gain on repurchase of unsecured senior notes	–	–	–	(4,873)
Loss before income taxes	(73,013)	(108,126)	(118,897)	(143,056)
Income taxes:
Current	(640)	(11,395)	250	(14,359)
Deferred	(36,243)	(39,054)	(60,403)	(51,137)
	(36,883)	(50,449)	(60,153)	(65,496)
Net loss	$(36,130)	$(57,677)	$(58,744)	$(77,560)
Net loss per share:
Basic	$(0.12)	$(0.20)	$(0.20)	$(0.26)
Diluted	$(0.12)	$(0.20)	$(0.20)	$(0.26)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2017	2016	2017	2016
Net loss	$(36,130)	$(57,677)	$(58,744)	$(77,560)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(57,408)	6,107	(75,962)	(147,991)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	48,901	(5,473)	64,025	120,000
Comprehensive loss	$(44,637)	$(57,043)	$(70,681)	$(105,551)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2017	2016	2017	2016
Cash provided by (used in):
Operations:
Net loss	$(36,130)	$(57,677)	$(58,744)	$(77,560)
Adjustments for:
Long-term compensation plans	(602)	7,565	2,331	15,089
Depreciation and amortization	95,799	96,611	192,962	191,860
Gain on repurchase of unsecured senior notes	–	–	–	(4,873)
Foreign exchange	(1,402)	3,554	(1,354)	11,537
Finance charges	34,532	33,161	67,514	69,398
Income taxes	(36,883)	(50,449)	(60,153)	(65,496)
Other	(607)	518	(777)	140
Income taxes paid	(1,711)	(4,808)	(2,761)	(10,575)
Income taxes recovered	–	67	332	67
Interest paid	(68,351)	(61,478)	(70,259)	(69,509)
Interest received	168	1,564	1,381	2,143
Funds provided by (used in) operations	(15,187)	(31,372)	70,472	62,221
Changes in non-cash working capital balances	17,926	52,037	(33,963)	70,618
	2,739	20,665	36,509	132,839
Investments:
Purchase of property, plant and equipment	(28,437)	(53,424)	(50,529)	(80,585)
Proceeds on sale of property, plant and equipment	3,563	1,548	5,781	3,705
Income taxes recovered	–	2,917	–	2,917
Changes in non-cash working capital balances	(2,175)	6,825	(10,566)	(19,284)
	(27,049)	(42,134)	(55,314)	(93,247)
Financing:
Repurchase of unsecured senior notes	–	–	–	(8,409)
Debt issue costs	–	(1,155)	(341)	(1,155)
Issuance of common shares on the exercise of options	–	1,724	–	1,914
	–	569	(341)	(7,650)
Effect of exchange rate changes on cash and cash equivalents	(1,206)	223	(1,495)	(21,022)
Increase (decrease) in cash and cash equivalents	(25,516)	(20,677)	(20,641)	10,920
Cash and cash equivalents, beginning of period	120,580	476,356	115,705	444,759
Cash and cash equivalents, end of period	$95,064	$455,679	$95,064	$455,679

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)
(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2017	$2,319,293	$38,937	$156,456	$(552,568)	$1,962,118
Net loss for the period	–	–	–	(58,744)	(58,744)
Other comprehensive loss for the period	–	–	(11,937)	–	(11,937)
Share based compensation expense	–	2,541	–	–	2,541
Balance at June 30, 2017	$2,319,293	$41,478	$144,519	$(611,312)	$1,893,978

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2016	$2,316,321	$35,800	$166,101	$(397,013)	$2,121,209
Net loss for the period	–	–	–	(77,560)	(77,560)
Other comprehensive loss for the period	–	–	(27,991)	–	(27,991)
Share options exercised	2,955	(1,041)	–	–	1,914
Share based compensation expense	–	1,983	–	–	1,983
Balance at June 30, 2016	$2,319,276	$36,742	$138,110	$(474,573)	$2,019,555

SECOND QUARTER 2017 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Monday, July 31, 2017.

The conference call dial in numbers are 1-844-515-9176 or 614-999-9312 (International).

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts & Presentations”.  Shortly after the live webcast, an archived version will be available for approximately 60 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until August 2, 2017 by dialing 1-855-859-2056 or 404-537-3406, pass code 46646243.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford
Senior Vice President and Chief Financial Officer
403.716.4566

Ashley Connolly
Manager, Investor Relations
403.716.4725

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com